United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale informs increase of relevant shareholding ownership

Rio de Janeiro, February 18th, 2020 – Vale S.A (“Vale”) informs that, on this date, it received a formal notice from the Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), which states the following:

“Transfer of Custody of Common Shares issued by Vale S.A. – Pursuant to the article 12 of the Brazilian Securities Commission (“CVM”) Instruction n. 358/02 ("ICVM n.358/02), we hereby inform for the due purposes that Caixa de Previdência dos Funcionários do Banco do Brasil - Previ ("Entity"), a closed private pension entity registered under the CNPJ no. 33.754.482/0001-24, located at Praia de Botafogo, 501, 3rd and 4th floors, Botafogo, Rio de Janeiro - RJ, received from BB CARTEIRA ATIVA FUNDO DE INVESTIMENTO EM AÇÕES Exclusive Fund, registered under the CNPJ no. 01.578.476/0001-77 ("Exclusive Fund"), by means of share transfers, on February 11, 2020, 5.89% of Vale S.A.'s common shares. ("Vale S.A." or "Company")

The 311,234,114 common shares ("Shares"), previously held by the Exclusive Fund, resulted of the process of capital restitution to the shareholders of Litela Participações S.A.'s common shares. ("Litela"), disclosed by Litela in a press release to the market on 17/01/2020.

In compliance with the item II, article 12 of the CVM Instruction n.358/02, we inform that, with the referred transfer, the Entity now holds the interest represented by such Shares directly in the Company, consolidating its current direct shareholding position in Vale S.A. in the percentage of 6.38%.

In view of the provisions of the item V, Article 12 of CVM Instruction No. 358/02, we inform that Litela is a signatory of a shareholders' agreement of Vale S.A., entered into on August 14th, 2017.”

Vale informs that it will proceed with the updating of its Reference Form, to reflect the aforementioned change, pursuant to CVM Instruction no 480/09, as amended.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 18, 2020		Director of Investor Relations